SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

Publicly Held Company

CVM Registration no. 1431-1

SEC (CUSIP) Registration 20441B407 – Preferred “B”

SEC (CUSIP) Registration 20441B308 – Common

LATIBEX Registration 29922 – Preferred “B”

NOTICE TO THE MARKET

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), pursuant to Article 12 of CVM Instruction no. 358/02, hereby announces to its shareholders and the market in general that it has received from Fidelity Investments, on behalf of some of its clients, as a third-party fund administrator, the information that it has diposed of, in aggregate form, 53,247 class "B" preferred shares (CLPE6).

As a result, its consolidated interest is now 6,387,355 class "B" preferred shares (CLPE6), corresponding to approximately 4.98% of COPEL’s total PNB shares, as per the letter below.

Curitiba, December 17, 2019

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

245 Summer Street Boston, MA 02210 Phone: 617-563-7000

Companhia Paranaense de Energia  – COPEL

Rua Coronel Dulcídio, 800, 3º andar – Batel

Curitiba, Paraná

CEP 81420-170

At. Adriano Rudek de Moura

Investor Relations  Ofﬁcer

ri@copel.com

Curitiba, December 13, 2019

Re : Disclosure of Change in Material Equity Interest

Dear Mr. Moura:

1.            We, the undersigned FMR LLC, hereby notify you that since our most recent Disclosure of Material Equity Interest, certain funds and accounts managed by  our investment adviser subsidiaries have disposed of, in the name of such accounts and funds, a net total of 53,247  preferred class B shares issued by Companhia Paranaense de Energia - Copel ("Company"). As a result, the aggregate holdings are 6,387,355 preferred class B shares, representing 4.98% of the preferred class B shares issued by the Company.

2.         Thus, for compliance -with Article 1.2- of Regulation No. 358 issued by the; Brazilian Securities Commission (“CVM”) on January 3, 2002, as amended, FMR LLC hereby provides the following information:

              i.      The registered ofﬁce of FMR LLC is located at 245 Summer Street, Boston, Massachusetts 02210, United States;

             ii.      FMR LLC's objective for the participation in the Companyis as a passive investment. We do not have the objective of changing the controlling group ‘or the administrative structure of the Company;

            iii.      As indicated in item 1 above, we hold an interest, on behalf of certain funds and accounts for which our investment adviser subsidiaries act as investment manager, of 6,387,355 preferred class B shares, representing 4.98% of the preferred  class B shares issued by the Company;

Companhia Paranaense de Energia  – COPEL

Rua Coronel Dulcídio, 800, 3º andar – Batel

Curitiba, Paraná

CEP 81420-170

At. Adriano Rudek de Moura

Diretor de Relações com Investidores

ri@copel.com

Curitiba, 13 de dezembro de 2019

Re: Notificação de Mudança de Participação Acionária Relevante

Prezado Sr. Moura:

1.            Nós, da FMR LLC, viemos por meio desta,   notificar V.Sa. de que, desde nossa última Notificação de Participação Acionária Relevante, determinados fundos e contas administrados por controladas de nosso consultor de investimentos (investment adviser) alienaram, em nome de tais fundos e contas, o total de 53.247 ações preferenciais classe B emitidas pela Companhia Paranaense de Energia - Copel ("Companhia"). Como resultado, sua participação consolidada é de 6.387.355 ações preferenciais classe B emitidas, representando 4,98% das ações preferenciais classe B emitidas pela Companhia.

2.       Assim, em conformidade com o Artigo 12 da Instrução da Comissão de Valores Mobiliários (“CVM”) nº 358, de 3 de janeiro de 2002, conforme alterada, a FMR LLC apresenta as seguintes informações:

            i.        A sede da FMR LLC está localizada em 245, Summer Street, na cidade de Boston, Estado de Massachusetts, 02210, Estado Unidos;

           ii.        O objetivo da FMR LLC com a participação na Companhia é o de um investimento passivo. Não temos o objetivo de alterar o controle acionário da Companhia ou de sua estrutura administrativa:

          iii.        Conforme indicado no item 1 acima, nós temos participação, em nome de determinados fundos e contas para os quais as controladas de nosso consultor de investimentos (investments adviser) atuam como administradores de investimentos  (investment managers), de 6.387.355 ações preferenciais classe B emitidas, representando 4,98% das ações preferenciais classe B emitidas pela Companhia;

           iv.      Such funds  or accounts do not hold any (a) securities or other right convertible  into shares issued by the Company, or (b) any derivatives related thereto. (either ﬁnancially or "physically settled); and

            v.      FMR LLC has not entered into any agreements orundertakings governing the exercise of voting rights or the purchase -and sale of securities issued by the Company, other than. agreements usually executed for purposes of asset management, pursuant to which certain of the clients of our investment adviser subsidiaries may exercise voting rights in respect of their investment portfolio.

3.         The legal representatives of such funds and accounts are Citibank Distribuidora de Títulos e Valores Mobiliários S.A., (“CNPJ/MF”) under No. 33.868.597/0001-40 and/or J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, which is enrolled with the CNPJ/MF under No.  33.851.205/0001-30.

4.         Should any further clarification or commentary be required concerning the matter, please contact Heather Del Vicario by telephone: +01 603 791-8498, or by  e-mail: heather.delvicario@fmr.com.

Yours sincerely,

_______________________

FMR LLC

Heather Del Vicario

Duly authorized under Power .of Attorney  effective as of December 20, 2019, by and on behalf of FMR LLC and its direct and indirect subsidiaries.

          iv.        Tais fundos ou contas: não são titulares de (a) qualquer valor mobiliário ou direito conversível em ações emitidas pela, Companhia,. ou_ (b) quaisquer derivativos relacionados com tais ações (liquidados tanto financeiramente quanto ﬁsicamente); e

           v.        A FMR LLC não celebrou nenhum contrato ou compromisso para reger o exercício. dos direitos de voto; ou da compra e venda de valores mobiliários de emissão da Companhia, além de contratos geralmente celebrados para ﬁns de gestão de ativos, por meio dos quais determinados clientes das controladas de nosso consultor de investimentos (investment adviser) possam exercer direito de voto -com relação a seus portfolios de -investimento.

3.       Os representantes legais de tais fundos e contas são Citibank Distribuidora de Títulos e Valores Mobiliários S.A., que está inscrito no Cadastro Nacional da Pessoa Jurídica (“CNPJ/MF”), no Brasil, sob o n. 33.868.597/0001-40 e/ou J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, que esta inscrito no CNPJ/MF, no Brasil, sob o n. 33.851.205/0001-30.

4.       Para quaisquer esclarecimentos ou comentários adicionais relativos ao assunto aqui tratado, favor entrar em contato com Heather Del Vicario, no telefone: +01 603 791-8498 ou pelo e-mail: heather.delvicario@fmr.com.

Atenciosamente

_______________________

FMR LLC

Heather Del Vicario

Devidamente autorizada pela procuração outorgada em 20 de dezembro de 2019, por e em nome da FMR LLC e suas controladas diretas e indiretas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 17, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.